UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2014

Commission File Number: 001-13138

Pointer Telocation Ltd.
(Translation of registrant's name into English)

14 Hamelacha Street, Rosh Ha'ayin, Israel 48091

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Pointer Telocation Ltd.

On November 13, 2014, Pointer Telocation Ltd. issued a press release announcing its Q3 2014 financial results.

A copy of this press release is annexed hereto as Exhibit 1 and is incorporated herein by reference.

Exhibit

Exhibit 1	Press release dated November 13, 2014, announcing Pointer Telocation Ltd.’s Q3 2014 financial results.

The US GAAP information set forth in the Interim Consolidated Balance Sheets, Interim Consolidated Statements of Operations and Interim Consolidated Statements of Cash Flows in the financial tables on Pages 5 - 10 of Exhibit 1 is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2014	POINTER TELOCATION LTD. By: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors